FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K, including the exhibits hereto, is intended to be incorporated by reference into Teva’s effective Registration Statement on Form F-3, as amended (File No. 333-155927), under the Securities Act of 1933, as amended.

On November 10, 2011, Teva Pharmaceutical Industries Limited (“Teva”) consummated, through three of its special purpose finance subsidiaries, the offering of an aggregate of $5.0 billion of debt securities comprised of:

(i)	$200 million in aggregate principal amount of Floating Rate Senior Notes due May 8, 2013 (the “Teva LLC Floating Rate Notes”) of Teva Pharmaceutical Finance IV, LLC, an indirect wholly owned subsidiary of Teva (“Teva LLC”);

(ii)	$1.1 billion in aggregate principal amount of Floating Rate Senior Notes due November 8, 2013 (the “Teva BV Floating Rate Notes”) of Teva Pharmaceutical Finance Company B.V., an indirect wholly owned subsidiary of Teva (“Teva BV”);

(iii)	$1 billion in aggregate principal amount of 1.700% Senior Notes due November 10, 2014 (the “2014 Notes”) of Teva LLC;

(iv)	$950 million in aggregate principal amount of 2.400% Senior Notes due November 10, 2016 (the “2016 Notes”) of Teva BV;

(v)	$875 million in aggregate principal amount of 3.650% Senior Notes due November 10, 2021 (the “Teva BV 2021 Notes”) of Teva BV; and

(vi)	$875 million in aggregate principal amount of 3.650% Senior Notes due November 10, 2021 (the “Teva IV BV 2021 Notes” and, together with the Teva LLC Floating Rate Notes, the Teva BV Floating Rate Notes, the 2014 Notes, the 2016 Notes and the Teva BV 2021 Notes, the “Notes”) of Teva Pharmaceutical Finance IV B.V., an indirect wholly owned subsidiary of Teva (“Teva IV BV”).

All of the Notes were guaranteed by Teva.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering. The underwriting discounts and commissions are equal to 0.150% of the principal amount of the Teva LLC Floating Rate Notes, 0.200% of the principal amount of the Teva BV Floating Rate Notes, 0.250% of the principal amount of the 2014 Notes, 0.350% of the principal amount of the 2016 Notes, 0.450% of the principal amount of the Teva BV 2021 Notes and 0.450% of the principal amount of the Teva IV BV 2021 Notes.

	Per Note	Total
Teva LLC floating rate notes	$1.50	$300,000
Teva BV floating rate notes	2.00	2,200,000
2014 notes	2.50	2,500,000
2016 notes	3.50	3,325,000
Teva BV 2021 notes	4.50	3,937,500
Teva IV BV 2021 notes	4.50	3,937,500

Total		$16,200,000

All of the Notes were offered pursuant to Teva’s effective Registration Statement on Form F-3, as amended (File No. 333-155927), under the Securities Act of 1933, as amended. This Form 6-K, including the exhibits hereto, is intended to be incorporated by reference into such Registration Statement.

The Underwriting Agreement, dated November 7, 2011, by and among Teva, Teva LLC and Barclays Capital Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, as representatives of the several underwriters named on Schedule I thereto, relating to the offer and sale of the Teva LLC Floating Rate Notes and the 2014 Notes is attached hereto as Exhibit 1.1 and is incorporated herein by reference.

The Underwriting Agreement, dated November 7, 2011, by and among Teva, Teva BV and Barclays Capital Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, as representatives of the several underwriters named on Schedule I thereto, relating to the offer and sale of the Teva BV Floating Rate Notes, the 2016 Notes and the Teva BV 2021 Notes is attached hereto as Exhibit 1.2 and is incorporated herein by reference.

The Underwriting Agreement, dated November 7, 2011, by and among Teva, Teva IV BV and Barclays Capital Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, as representatives of the several underwriters named on Schedule I thereto, relating to the offer and sale of the Teva IV BV 2021 Notes is attached hereto as Exhibit 1.3 and is incorporated herein by reference.

The Teva LLC Floating Rate Notes and the 2014 Notes were issued pursuant to a Senior Indenture, dated November 10, 2011 (the “Teva LLC Base Indenture”), as supplemented by a First Supplemental Senior Indenture, dated November 10, 2011 (the “Teva LLC Supplemental Indenture”), by and among Teva LLC, Teva and The Bank of New York Mellon, as trustee. The Teva LLC Base Indenture is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The Teva LLC Supplemental Indenture, together with the forms of the Teva LLC Floating Rate Notes and the 2014 Notes, is attached hereto as Exhibit 4.2 and is incorporated herein by reference.

The Teva BV Floating Rate Notes, the 2016 Notes and the Teva BV 2021 Notes were issued pursuant to a Senior Indenture, dated November 10, 2011 (the “Teva BV Base Indenture”), as supplemented by a First

Supplemental Senior Indenture, dated November 10, 2011 (the “Teva BV Supplemental Indenture”), by and among Teva BV, Teva and The Bank of New York Mellon, as trustee. The Teva BV Base Indenture is attached hereto as Exhibit 4.3 and is incorporated herein by reference. The Teva BV Supplemental Indenture, together with the forms of the Teva BV Floating Rate Notes, the 2016 Notes and the Teva BV 2021 Notes, is attached hereto as Exhibit 4.4 and is incorporated herein by reference.

The Teva IV BV 2021 Notes were issued pursuant to a Senior Indenture, dated November 10, 2011 (the “Teva IV BV Base Indenture”), as supplemented by a First Supplemental Senior Indenture, dated November 10, 2011 (the “Teva IV BV Supplemental Indenture”), by and among Teva IV BV, Teva and The Bank of New York Mellon, as trustee. The Teva IV BV Base Indenture is attached hereto as Exhibit 4.5 and is incorporated herein by reference. The Teva IV BV Supplemental Indenture, together with the form of the Teva IV BV 2021 Notes, is attached hereto as Exhibit 4.6 and is incorporated herein by reference.

A legality opinion issued by Tulchinsky Stern Marciano Cohen Levitski & Co. as to matters of Israeli law is attached hereto as Exhibit 5.1 and is incorporated herein by reference. A legality opinion of Willkie Farr & Gallagher LLP as to matters of New York law is attached hereto as Exhibit 5.2 and is incorporated herein by reference. A legality opinion of VanEps Kunneman VanDoorne as to matters of Curaçao law is attached hereto as Exhibit 5.3 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Chief Financial Officer

Date: November 10, 2011

EXHIBITS

1.1	Underwriting Agreement, dated November 7, 2011, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance IV, LLC and Barclays Capital Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, as representatives of the several underwriters named on Schedule I thereto.

1.2	Underwriting Agreement, dated November 7, 2011, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance Company B.V. and Barclays Capital Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, as representatives of the several underwriters named on Schedule I thereto.

1.3	Underwriting Agreement, dated November 7, 2011, by and among Teva Pharmaceutical Industries Limited, Teva Pharmaceutical Finance IV B.V. and Barclays Capital Inc., Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, as representatives of the several underwriters named on Schedule I thereto.

4.1	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon.

4.2	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV, LLC, Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (including the forms of the Teva LLC Floating Rate Notes and the 2014 Notes).

4.3	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon.

4.4	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance Company B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (including the forms of the Teva BV Floating Rate Notes, the 2016 Notes and the Teva BV 2021 Notes).

4.5	Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon.

4.6	First Supplemental Senior Indenture, dated as of November 10, 2011, by and among Teva Pharmaceutical Finance IV B.V., Teva Pharmaceutical Industries Limited and The Bank of New York Mellon (including the form of the Teva IV BV 2021 Notes).

5.1	Opinion of Tulchinsky Stern Marciano Cohen Levitski & Co.

5.2	Opinion of Willkie Farr & Gallagher LLP.

5.3	Opinion of VanEps Kunneman VanDoorne.

12.1	Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Tulchinsky Stern Marciano Cohen Levitski & Co. (included in Exhibit 5.1 hereto).

23.2	Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.2 hereto).

23.3	Consent of VanEps Kunneman VanDoorne (included in Exhibit 5.3 hereto).